Filed by Public Service Enterprise Group Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company:
Public Service Enterprise Group Incorporated
(Commission File No. 001-09120)

Investor News	NYSE:PEG
For Further information, contact:
➢ Brian Smith, Director, Investor Relations	Phone: 973-430-6564
➢ Sue Carson, Director, Financial Communications	Phone: 973-430-6565
➢ Greg McLaughlin, Sr. Investor Relations Analyst	Phone: 973-430-6568
➢ Jairo Chung, Sr. Investor Relations Analyst	Phone: 973-430-6596

January 6, 2005

EXELON CORPORATION PREPARES TO PROVIDE
OPERATING SERVICES FOR PSEG NUCLEAR PLANTS

Bakken Offers to Step Aside as CNO of PSEG Nuclear

Levis of Exelon Nuclear Slated to Take Leadership Role
at Salem/Hope Creek Stations

        Frank Cassidy, president and chief operating officer of PSEG Power LLC, the parent company of PSEG Nuclear, today announced the first steps in the process of implementing a Nuclear Operating Services Contract the company signed on December 20, 2004 with Exelon Corporation. The contract calls for Exelon to provide management services for plant operations at PSEG’s Salem and Hope Creek Generating Stations in Lower Alloways Creek Township, NJ for a period of two years with a potential three-year renewal.

        Cassidy said the contract, effective January 17, calls for Exelon personnel to work full time in the PSEG nuclear organization and to implement the Exelon Nuclear Management Model. “That working model has proven to be highly successful across the entire Exelon nuclear fleet,” said Cassidy, “and we expect it will produce the same quality results here at our Salem/Hope Creek plants. Exelon is recognized as one of the premier nuclear operators in the world and is the single largest nuclear operator in the United States. The company has an outstanding track record of consistent, safe, reliable operation, and it will be bringing the same working formula used at its 17 nuclear plants to our three units here in New Jersey.”

        While the recently announced merger between PSEG and Exelon is expected to take 12-to-15 months to receive the required regulatory approvals, the nuclear operating services contract will begin on January 17. It calls for Exelon to provide seasoned managers to begin working at Salem/Hope Creek immediately and for some PSEG Nuclear employees to transfer to Exelon nuclear sites.

        Cassidy said, “It is understandable that Exelon would want to have its people who are trained in its Nuclear Management Model as part of the operating team. As a long-time co-owner, Exelon is very familiar with our operation, our staff, and our decision-making. The transition should be as seamless as possible.”

Page 2. PSEG/ Exelon

Change in Leadership

        Cassidy also announced that A. Christopher Bakken III has decided to step aside as president of PSEG Nuclear and chief nuclear officer (CNO) also effective January 17. “Speaking personally, this is the most painful part of the transition,” said Cassidy. “Chris Bakken has been an anchor for this company during a very difficult period. He has exhibited what we all knew he could deliver: great integrity and good judgment under very challenging circumstances; an enviable ability to motivate and guide a workforce through a period of great change; and the capacity to build trust with organized labor, with regulatory authorities, and with public officials and community leaders throughout the region. He is a superb talent. While he has chosen to step aside, we will not lose his counsel and support. He will remain with PSEG Power to assist in the transition and will be working with me as senior vice president – Power Transition.

        Bakken said, “This is a very common sense decision for me. Exelon has a proven track record of building successful organizations. Plainly put, it deserves the opportunity to provide its own leadership trained in the working model and to bring in the leadership team they feel can run their system.

        “I’m proud of what we’ve managed to accomplish at the site in the seven months I’ve been CNO. I feel I have helped stabilize the safety conscious work environment issues we faced. We’ve greatly improved labor – management relations. We have invested over $70 million and some 330,000 hours of work to restore and upgrade many of the systems at the Hope Creek station. We’ve made significant progress on our corrective and elective maintenance backlogs and they are on track to be top quartile by the end of 2005.

        “PSEG and the people in this state and in this region deserve a first-rate nuclear operation: one that is unquestionably safe and one that is consistently rated among the top performers in the nation. Exelon has proven it can deliver on that promise and it will prove it again here in New Jersey.”

        Cassidy announced that Bill Levis, currently vice president of Mid-Atlantic Operations for Exelon Nuclear, has been designated senior vice president and CNO for Salem/Hope Creek. Levis brings some 21 years of experience in commercial nuclear operations and has most recently been responsible for executive oversight of the day-to-day operations of Limerick, Peach Bottom, TMI-1 and Oyster Creek Stations. His broad experience includes start-up, engineering, operations, performance recovery, and sustaining excellence. In each of his positions over the years he has made significant overall operating improvements in the units he has managed which have resulted in their performing at the highest levels in their history.

        Cassidy said the new team will manage daily operations but that PSEG Power will remain the license holder and retain responsibility for management oversight until the close of the merger and have full authority with respect to marketing its share of the output from the facilities. Accordingly, Levis will report directly to Cassidy.

Page 3. PSEG/ Exelon.

        Christopher M. Crane, senior vice president of Exelon Corporation and president and chief nuclear officer of Exelon Nuclear will provide ongoing technical support to Levis and will make certain that the broadly diverse and highly respected skills of the entire Exelon nuclear organization will be made available to Levis and to PSEG. Crane has worked in the nuclear industry for some 25 years and was a major part of the ComEd nuclear program recovery. He leads a fleet of 10 nuclear stations in the United States with 17 reactors having about 17,000 MWs of capacity. It is the third largest fleet in the world and the largest in the country.

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This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Public Service Enterprise Group Incorporated and Exelon Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical or current facts.  Such statements are based upon the current beliefs and expectations of Public Service Enterprise Group Incorporated’s and Exelon Corporation’s management, are subject to significant risks and uncertainties and may differ materially from actual future experience involving any one or more of such matters.  Actual results may differ from those set forth in the forward-looking statements.  The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the timing of the contemplated merger and the impact of any conditions imposed by regulators in connection with their approval thereof; the failure of Public Service Enterprise Group Incorporated and Exelon Corporation stockholders to make the requisite approvals for the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; the effects of weather; the performance of generating units and transmission systems; the availability and prices for oil, gas, coal, nuclear fuel, capacity and electricity; changes in the markets for electricity and other energy-related commodities; changes in the number of participants and the risk profile of such participants in the energy marketing and trading business; the effectiveness of our risk management and internal controls systems; the effects of regulatory decisions and changes in law; changes in competition in the markets we serve; the ability to recover regulatory assets and other potential stranded costs; the outcomes of litigation and regulatory proceedings or inquiries; the timing and success of efforts to develop domestic and international power projects; conditions of the capital markets and equity markets; advances in technology; changes in accounting standards; changes in interest rates and in financial and foreign currency markets generally; the economic and political climate and growth in the areas in which we conduct our activities; and changes in corporate strategies.  While we believe that our forecasts and assumptions are reasonable, we caution that actual results may differ materially.  We intend the forward-looking statements to speak only as of the time first made and we do not undertake to update or revise them as more information becomes available.  Additional factors that could cause Public Service Enterprise Group Incorporated’s and Exelon Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K, and Quarterly Reports on Form 10-Q for the quarterly period ended September 30, 2004, and the current reports on Form 8-K filed on December 21, 2004, and December 20, 2004, of Public Service Enterprise Group Incorporated and Exelon Corporation, as such reports may have been amended, each filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s website, www.sec.gov.

Additional Information

This communication is not a solicitation of a proxy from any security holder of Public Service Enterprise Group Incorporated or Exelon Corporation.  Exelon Corporation intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Public Service Enterprise Group Incorporated and Exelon Corporation to their respective security holders in connection with the proposed merger of Public Service Enterprise Group Incorporated and Exelon Corporation.  WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED, EXELON CORPORATION AND THE PROPOSED MERGER.  Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the Securities and Exchange Commission free of charge at the Securities and Exchange Commission’s website, www.sec.gov.  In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171, or from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398.

Participants in Solicitation

Public Service Enterprise Group Incorporated, Exelon Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Public Service Enterprise Group Incorporated’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Public Service Enterprise Group Incorporated on March 10, 2004, and information regarding Exelon Corporation’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Exelon Corporation on March 12, 2004.  OTHER INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE.